Atlas Copco

04035907

RECEIVED
2004 JUL 30 P 4: 04
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:Office of International Corporate Finance
Mail Stop 3-2

SUPPL

File No. 82-812

Please find enclosed the following press release from Atlas Copco AB, marked with the above stated number:

- Atlas Copco to acquire Baker Hughes Mining Tools

PROCESSED
AUG 03 2004
THOMSON FINANCIAL

Stockholm, Sweden, July 16, 2004

Atlas Copco AB
Group Communications

Julia Proos

Sent by DHL 476 8859 712

Contact:
Björn Rosengren, Business Area Executive, Construction and Mining Technique
+46 (0) 70-417 85 02
Joanna Canton, Media Relations Manager, Atlas Copco AB
+44 (0)1442 222312 or +44 7971 650115

Atlas Copco to acquire Baker Hughes Mining Tools

Stockholm, Sweden, July 28, 2004: Atlas Copco North America Inc. has signed an agreement to acquire Baker Hughes Mining Tools, a division of Hughes Christensen, a division of Baker Hughes Incorporated. Baker Hughes Mining Tools has annual revenues of approximately MUSD 40 (MSEK 300) and 176 employees. The purchase price has not been disclosed.

Baker Hughes Mining Tools is a leading manufacturer of consumables for rotary drilling and raise boring. Its head office and manufacturing plant are in Grand Prairie, Texas, United States, and it has sales offices and agencies in several countries. The acquired business will become part of the Secoroc division within the Construction and Mining Technique business area.

The acquisition will bring with it products that complement Atlas Copco Secoroc's existing range of drilling consumables. It fits in with Construction and Mining Technique's strategy of offering a more complete product assortment to surface mining and raise boring markets and of increasing revenues through use-of-products.

"The acquisition will strengthen our position in raise boring consumables and allow us to enter into the rotary drilling consumables market for surface mining," says Björn Rosengren, Business Area Executive, Construction and Mining Technique. *"It will also help us to increase our customer share with key customers."*

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2003, the Group had revenues of approximately SEK 45 billion (EUR 4.9 billion), with 98% of revenues outside Sweden, and about 26 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic, and AEG Power Tools. More information can be found on www.atlascopco-group.com.

Atlas Copco Secoroc is a division within the business area Construction and Mining Technique of the Atlas Copco Group. The division develops, manufactures and markets rock drilling tools, and has established a world-wide leading position. The products are used for rock excavation within the mining and construction business for both surface and underground applications. The division headquarter is located in Fagersta, Sweden. The division has six production plants spread out on five continents and employs approx. 1 200 people world-wide. More information is available on www.atlascopco.com.